Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Six months ended June 30, 2017 and 2016

Revenues. During the six month period ended June 30, 2017, the Company did not record any revenues compared with approximately $0.6 million in the comparable period of 2016. Revenues during the six month period ended June 30, 2016 were attributable mainly to the milestone achieved in 2016 in the amount of $0.4 million as well as the recognition of relevant portions of the non-refundable upfront payment under the Bayer Collaboration. The recognition of revenues associated with the non-refundable upfront payment was completed by the end of 2016.

Cost of Revenues. During the six month period ended June 30, 2017, the Company did not record any cost of revenues compared with approximately $0.2 million in the comparable period of 2016. Cost of revenues in the prior period consisted mostly of expenses attributed to activities performed by the Company in support of the upfront payment from the Bayer Collaboration.

Research and Development Expenses. Research and development expenses increased by approximately 13% to approximately $13.8 million for the first six months of 2017 from approximately $12.2 million for the comparable period of 2016. The increase was primarily due to a substantial increase in preclinical activities involving certain of the Company's pipeline program candidates, mainly related to COM701 and COM902, including the hiring of additional professional employees and manufacturing and regulatory consultants to support preclinical activities. Research and development expenses, as a percentage of total operating expenses, were 76% for the first six months of 2017 compared with 75% for the comparable period of 2016.

Marketing and Business Development Expenses. Marketing and business development expenses increased by approximately 20% to approximately $0.6 million for the six month period ended June 30, 2017 from approximately $0.5 million for the comparable period of 2016. The increase is primarily attributable to headcount changes during the periods. Marketing and business development expenses, as a percentage of total operating expenses, remained at 3% for the first six months of 2017 and the comparable period of 2016.

General and Administrative Expenses. General and administrative expenses were approximately $3.6 million for both the first six months of 2017 and 2016. General and administrative expenses, as a percentage of total operating expenses, decreased to 21% for the first six months of 2017 from 22% for the comparable period of 2016.

Financial Income, Net. Financial income, net, was approximately $0.2 million for the first six months of 2017 compared with approximately $0.7 million for the comparable period of 2016. The decrease is primarily due to gains related to the sales of a portion of the Company's investment in Evogene Ltd.  in the amount of $0.3 million during the first six months of 2016.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $15.1 million in the first six months of 2017 compared with approximately $7.7 million in the comparable period of 2016. The net cash used during the first six months of 2016 included the collection of $7.8 million associated with the third milestone with respect to one licensed program under the Bayer Collaboration, which had been achieved and recognized as revenue in the fourth quarter of 2015. Net cash used in both periods reflected higher levels of preclinical expenses, including manufacturing activities to generate clinical material associated with COM701 and COM902.

Net Cash Provided by Investing Activities. Net cash provided by investing activities during the six month period ended June 30, 2017 was approximately $22.3 million compared with approximately $15.1 million in the comparable period of 2016. Changes in net cash provided by investing activities during these periods was attributable to the effect of decrease in investment in short-term bank deposits, offset by lower levels of proceeds from the maturity of short-term bank deposits.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $0 in the first six months of 2017 compared with approximately $1.2 million in the comparable period of 2016. The principal source of cash provided by financing activities for the first six months of 2016 consisted of proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits. As of June 30, 2017, the Company had total cash, cash equivalents, restricted cash and short-term bank deposits of approximately $46.1 million.